04030497

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

24th May, 2004.

<u>Attn: Filing Desk - Stop 1-4</u>

SEC MAIL PROCESSING RECEIVED JUN 01 2004 158 WASH. D.C. SECTION

PROCESSED JUN 15 2004 THOMSON FINANCIAL

SUPPL

Dear Sirs,

<u>EMI Group plc - Ref. No: 82-373</u>

Further to our filing of 13th May 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 24th May 2004, announcing the EMI Group plc preliminary results for the year ended 31st March 2004 together with the recommended final dividend for that year.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
<u>Deputy Secretary</u>

Enc.

dw 6/15

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 04/31

EMI GROUP PLC
PRELIMINARY RESULTS FOR YEAR ENDED 31 MARCH 2004

CONTINUED TO OUTPERFORM THE MUSIC INDUSTRY

LONDON 24 May 2004: EMI Group plc today announces its preliminary results for the year ended 31 March 2004:

- Outperformed the music industry, gaining share in both recorded music and music publishing divisions
- Global and local creative success with 20 albums selling over 1 million units, led by Norah Jones, Coldplay, Robbie Williams and Chingy
- Rapid growth in revenues from new sources, e.g., DVD, downloads and ring tones
- Maintained operating margin while investing in new revenue streams and technology, and despite difficult market conditions
- On track to deliver £50m of annualised savings through the implementation of outsourced manufacturing and restructuring selected record labels
- Cash flow from operations more than double prior year's level and year-end net debt reduced by £111m (13%)
- Full year dividend maintained at 8p

Financial overview
Year ended 31 March 2004 (£m, unless noted)

	2004	2003 (Restated) (i)	Change Reported	Change Constant currency
Group turnover	**2,120.7**	2,175.4	*(2.5%)*	*(1.4%)*
Group operating profit (EBITA) (ii)	**249.3**	254.7	*(2.1%)*	*(0.8%)*
Return on sales (iii)	**11.8%**	11.7%		
Adjusted profit before tax (iv)	**163.3**	178.8	*(8.7%)*	
(Loss) / Profit before taxation	**(52.8)**	323.8		
Adjusted net profit after tax and minority interests (iv)	**124.3**	123.4	*0.7%*	
Net (loss) / profit after tax and minority interests	**(71.6)**	234.2		
Adjusted EPS (v)	**15.8p**	15.6p	*1.3%*	
Adjusted diluted EPS (v, vi)	**15.5p**	15.6p	*(0.6%)*	
Basic EPS	**(9.1)p**	29.9p		
Dividend per share	**8.0p**	8.0p		
Operating cash flow	**309.4**	117.2		
Net debt	**748.7**	859.8	(111.1)	

Notes:
(i) Prior year comparatives have been restated for the impact of UITF 38 – Accounting for ESOP Trusts and UITF 17 (Revised) – Accounting for Share Schemes. The prior year impact on EBITA was £0.7m.
(ii) Group operating profit (EBITA) is before operating exceptional items, amortisation of goodwill and music copyrights and HMV.
(iii) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of Group turnover.
(iv) Adjusted profit before tax and adjusted net profit after tax and minority interests are before operating, non-operating and finance exceptional items and amortisation of goodwill and music copyrights and HMV.
(v) Adjusted earnings per share and adjusted diluted earnings per share are before operating, non-operating and finance exceptional items and amortisation of goodwill and music copyrights.
(vi) Adjusted diluted earning per share treats outstanding share options and the US$243m convertible bond issued on 3 October 2003 as equity.

EMI Group – continued to outperform industry

- Group turnover of £2,120.7m, down 1.4% at constant currency, significantly outperforming the global music market, which declined by 5.6% when the growing DVD/music video segment is included and declined by 7.8% for traditional audio products
- Legitimate digital music revenues trebled to over £15m while efforts to contain piracy have a positive impact
- Group operating profit (EBITA) of £249.3m held up well, with a 0.8% decline at constant currency, even with continuing expenditures to develop artists, songwriters, new revenue streams and technology
- Adjusted PBT of £163.3m down £15.5m due mainly to increased interest charges
- Adjusted net profits after tax and minority interests increased to £124.3m
- Net loss after tax and minority interests of £71.6m compared with a net profit of £234.2m in prior year, affected by:
  - an operating exceptional charge of £138.3m, primarily due to label and roster reorganisation in EMI Music
  - a non-operating exceptional charge of £16.5m, with a charge for exiting manufacturing in Europe and the US, partially offset by property disposals
  - a non-operating exceptional gain of £209.7m in prior year, primarily due to the sale of HMV
- Operating cash flow more than doubled to £309.4m from £117.2m
- Year-end net debt reduced by £111.1m to £748.7m
  - Net debt / EBITDA ratio improved to 2.6x from 2.9x

Recorded music – outperformed the industry and gained market share

- Turnover of £1,722.8m, down 2.0% at constant currency, significantly outperforming the industry
- Global market share increased to 13.2%, up from 12.7% in the prior year, with share gains in most regions, including North America, Continental Europe and Asia
- EBITA of £147.4m, a 1.9% decline at constant currency. Margins held firm even with ongoing expenditures in new revenue streams and technology programme
- North America delivered good growth in sales and substantial improvements in profitability

Music publishing – delivered strong results

- Turnover of £397.9m, growing 1.1% at constant currency, despite pressures from the recorded music industry
- EBITA of £101.9m, an increase of 0.7% at constant currency
- Growth in synchronisation and performance income more than offset the weakness in mechanical income

Eric Nicoli, Chairman, EMI Group, said: "EMI maintained momentum and delivered good results in a marketplace that has continued to be extremely challenging but in which we see many exciting opportunities. We delivered full-year sales and operating profit close to last year's level while the global market declined by almost 6% in the same period. This achievement demonstrates the strength of both our recorded music and music publishing businesses.

"The Group saw successes from artists and songwriters throughout the world, with notable results for artists such as Norah Jones, Coldplay, Chingy and Robbie Williams and songwriters such as Alicia Keys, Pink, Cathy Dennis, Jay-Z and Eros Ramazzotti.

"We maintained our overall profit margin and substantially improved our cash flow. Effective cash management allowed us to invest in building our business while significantly lowering our year-end net borrowings. The Board has maintained the full year dividend at the previous year's level of 8p per share.

"As the financial year drew to a close, we announced a further set of initiatives to take EMI forward. We are on track with the implementation of outsourcing our manufacturing in Europe and the United States and restructuring selected record labels. These steps reflect our continued commitment to being an agile and progressive music content company.

"Our efforts to contain piracy are having a positive impact and we are experiencing exciting growth in legitimate digital music. For the first time in several years, there are encouraging signs of market improvement, particularly in the US, the world's largest music market. While some regions remain difficult, we expect the overall global market to perform better this year than last. Having gained market share and invested for the future, and taking into account our release schedule and savings programme, we view our prospects for the year ahead with confidence."

✧✧✧✧✧✧

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

A live webcast of EMI's presentation to investors and analysts will take place at 8:30 am (UK time) today, 24 May, and can be accessed via the company's web site, www.emigroup.com. An archive will be available for viewing shortly thereafter.

EMI GROUP PLC
PRELIMINARY RESULTS FOR YEAR ENDED 31 MARCH 2004

FULL STATEMENT

Chairman's statement

In the year ended 31 March 2004, EMI maintained momentum and delivered good results in a marketplace that has continued to be extremely challenging but in which we see many exciting opportunities. We delivered full-year sales and operating profit (EBITA) close to last year's level while the global market declined by almost 6% in the same period. This achievement demonstrates the strength of both our recorded music and music publishing businesses.

Encouragingly, we have seen some signs of improvement in the industry with several important regions, such as the US and UK, returning to growth. There were notable signs that the steps we have taken to contain piracy in general, and illegal downloading in particular, are having a positive impact. At the same time, legitimate digital music – such as downloads and mobile ring tones – became a meaningful revenue stream in the year.

We have continued to strengthen and improve our business, aggressively pursuing the range of emerging revenue streams and driving greater efficiencies in the more traditional parts of the business. Through our operational discipline over the past year, we maintained our overall EBITA margin and substantially improved our cash flow.

EMI Group
For the Group as a whole, turnover of £2,120.7m compared with £2,175.4m last year. At constant currency, turnover declined by 1.4%. On a reported basis, turnover declined by 2.5% with the adverse impact of the weaker US Dollar marginally outweighing the benefit of the stronger Euro.

The Group saw successes from its artists and songwriters throughout the world, with notable results for artists such as Norah Jones, Coldplay, Chingy and Robbie Williams and songwriters such as Alicia Keys, Pink, Cathy Dennis, Jay-Z and Eros Ramazzotti.

Operating profit before exceptional items and amortisation (EBITA) was £249.3m compared with £254.7m last year. At constant currency, EBITA declined by 0.8%. Return on sales increased to 11.8% from 11.7% in the prior year.

The Group is reporting operating exceptional costs totalling £138.3m for the year. This charge comprises several elements with the most substantial being our recorded music division's restructuring of some of its labels and artist roster, particularly in Continental Europe.

The Group is also reporting a non-operating exceptional charge of £16.5m. As recently announced, our recorded music division is starting to outsource the manufacture of its products in Europe and the United States. This withdrawal from manufacturing results in a charge of £45.5m. This is partly offset by gains related to the sales of several properties made throughout the year.

The net result after taxation, amortisation and exceptional costs and minority interests was a loss of £71.6m compared to a profit in the previous year of £234.2m. Last year's figure included an exceptional after tax profit of £189.6m from the sale of HMV Group plc shares while this year's included significant exceptional costs.

Through effective cash management the Group delivered a substantial improvement in cash flow for the year which enabled us to end the year with net borrowings £111m (13%) below the previous year's level, even as we invested in building our business.

On a per share basis, adjusted earnings improved to 15.8p from 15.6p in the prior year. On a fully diluted share basis, adjusted earnings were 15.5p.

The Board is recommending a final dividend of 6.0p per share, maintaining a full-year dividend of 8.0p per share. This results in a dividend cover very close to our target of two times.

Recorded music

Our recorded music division delivered another year of solid performance, with increasing market share and with operating margins holding firm despite the difficult trading conditions in most regions of the world. This year's results are further evidence that the strategy and approach outlined by Alain Levy and his team in March 2002 are effective.

By delivering high-quality music in a range of formats that appeal to consumers, EMI's recorded music division achieved sales of £1,722.8m. At constant currency, sales were 2.0% lower for the year while the industry saw a decline of 5.6%.

Operating profit (EBITA) was £147.4m compared to £151.1m last year. At constant currency, EBITA was 1.9% lower. Operating margins were maintained even as we continued to invest in artist development and technology. Our North American business was a key driver of the division's improvement, with numerous creative successes from artists such as Norah Jones, Chingy, Joss Stone and Keith Urban and a substantial improvement in profitability for the year.

Music publishing

Our music publishing division has once again generated strong results, overcoming the pressures from the recorded music industry. EMI Music Publishing produced sales growth of 1.1% at constant currency. Taking into account currency movements, sales were just 0.8% lower. Martin Bandier and his team continued to drive the business aggressively, seeking out new revenue streams and additional uses of the songs contained in our impressive catalogue. The business achieved growth in performance and synchronisation revenues that more than offset the downturn in mechanical revenue.

Operating profit (EBITA) was £101.9m compared to £103.6m in the prior year. This decline was entirely driven by currency movements. At constant currency, EBITA increased by 0.7%.

In April 2003 we acquired 30% of the Jobete song catalogue, increasing our stake to 80%. In April 2004, we acquired the remaining 20% stake for US$78.3m. The full ownership of this impressive collection of Motown classics makes our outstanding publishing catalogue even stronger.

Further strengthening our company
We have undertaken several significant initiatives during the year to strengthen the company, increase flexibility and position ourselves for the future. At the Group level, under the leadership of CFO Roger Faxon, we successfully restructured our debt, completing a programme in October that diversified our sources of funding and extended debt maturity. The strong acceptance of our debt offerings in the market demonstrated the financial community's appetite for our credit and confidence in our disciplined approach to managing the business, now and for the future.

Our music publishing division's reorganisation programme announced earlier in the year included headcount reductions and an increased focus on technologies that provide more automation and efficiency. Music Publishing also recently announced a new management structure for its Continental European business that brings to the centre proven leaders.

Our recorded music division initiated two important strategic moves at the end of the year to improve efficiency and effectiveness. The first involves outsourcing our manufacturing in Europe and the United States to third parties. The second involves restructuring some record labels and the artist roster, with a particular emphasis on Continental Europe. These two initiatives together will deliver annualised savings of at least £50m, with £25m of that to be realised in the current financial year.

We are also investing in a technology change programme that will not only upgrade our information systems but will make us increasingly digital in how we operate, both internally and externally. This effort will yield further significant annualised savings.

All of these steps are aimed at improving our agility and effectiveness in an ever-changing and challenging environment. We recognise that we must work relentlessly to enhance our capabilities and approach our market both aggressively and progressively.

We have seen change in our Board membership over the year. In November, we announced that Sir Dominic Cadbury would be retiring from the Board and that John Gildersleeve would succeed him as Deputy Chairman and Senior Non-Executive Director on 28 February 2004. In April, we also saw the addition of Sly Bailey as a Non-executive Director. I would like to thank Sir Dominic for his commitment to the Company and his invaluable guidance and wise counsel over the past six years. We are delighted that John and Sly have come on to the Board. John brings a wealth of experience from his years at the highly successful Tesco and, with her media background and leadership of Trinity Mirror, Sly has developed a true appreciation for balancing creative freedom with commercial discipline.

Expanding opportunities
In years to come, I believe that we will look back at 2003 as the year that saw legitimate digital music take off. Downloading became a compelling consumer proposition in the spring of 2003 when Apple launched its iTunes Music Store in America, which sold more than 70m songs in its first year of operation and, at its current rate, is selling 170m songs on an annualised basis. A variety of other companies have now begun selling downloads either on a 'pay as you go' basis or as part of a subscription service. Music and mobile phones also came together in some innovative and exciting ways this year with products such as musical ring tones and ring tunes. Consumer demand in this area has been strong and growing, particularly in Asia and Europe.

At a Group level, we generated over £15m in sales from digital music products of all kinds in the financial year just ended. Month-on-month growth has been accelerating during the year and we anticipate continued attractive growth. EMI, as a progressive music content company, is committed to embracing and profiting from changes in technology and consumer trends. We are highly encouraged by the breadth of activity and energy focused on developing the digital world.

This was also the year when we saw evidence that our efforts to fight piracy were making a difference – with the levels of online piracy in the US lower by year-end. The theft of our content remains widespread, however, so we are continuing to deploy a variety of measures that have proven successful.

Of course, these good results and our sustained progress would not have been possible without the support of all of our stakeholders. In particular, on behalf of the Board, I want to pay tribute to the extraordinary dedication and commitment of my EMI colleagues across the Group and to the remarkable creative accomplishments of the artists and songwriters associated with our company.

The global music industry continues to undergo unprecedented change. Our efforts to contain piracy are having a positive impact and we are experiencing exciting growth in legitimate digital music. For the first time in several years, there are encouraging signs of market improvement, particularly in the US, the world's largest music market. While some regions remain difficult, we expect the overall global market to perform better this year than last. Having gained market share and invested for the future, and taking into account our release schedule and savings programme, we view our prospects for the year ahead with confidence.

EMI Music operating review

In the year ended 31 March 2004, EMI Music continued on the path of improved performance. Operating margins strengthened even with ongoing expenditures to improve creative output and to develop new revenue streams and IT systems. EMI's share of the global recorded music industry sales increased to 13.2% from 12.7%. North America generated particularly good gains in sales and profitability.

The backdrop to EMI's performance was a decline in the global recorded music industry of 5.6%. These industry figures, compiled by the worldwide recorded music association, IFPI, now include music video, an area that has generated attractive growth. Excluding music video, the global industry for audio products saw a decline of 7.8%.

The rate of decline moderated over the year with the global recorded music market (including music video products) falling by over 9% in the first half and by less than 3% in the second half. The most significant improvements came in North America, which grew in the second half, and Japan, which only declined slightly in the second half. However, the industry declines in Continental Europe, South East Asia, and Latin America remained severe throughout the year.

Within this environment, EMI generated sales of £1,722.8m down 2.0% at constant currency. Currency effects were negative overall, resulting in a sales decline of 2.9% on a reported basis.

A range of albums contributed to the sales success. Our two top-selling albums came from Norah Jones, whose second album *Feels Like Home*, released globally in February, sold over 7.5m units, while her first album, *Come Away With Me*, generated sales of over 5.5m units in the financial year just ended and has now sold over 17m units. Coldplay's second album, *A Rush Of Blood To The Head*, produced sales of almost 3.5m in the year just ended to reach over 9m copies sold since release. Two releases, one a CD and one a DVD, from Robbie Williams, centred around his spectacular Knebworth performance and European concert tour, together sold over 3.5m units. Janet Jackson and Japan's Hikaru Utada both released albums at the end of March and each sold well over 2m copies in the year just ended.

The financial year also saw new artists break through to success. The album *Jackpot* from America's Chingy sold over 3m units in the financial year while albums from Stacie Orrico and Joss Stone each sold over 1.5m copies. Artists such as The Thrills, Yellowcard, Lisa Marie Presley and Maksim also had strong releases with their early EMI albums.

The past year's focus on expanding our DVD music video offerings met with great success. An array of new products from artists such as Coldplay, Robbie Williams, Queen, The Beatles, John Lennon, Herbert Groenemeyer and Vasco Rossi stimulated substantial growth from this new format.

Operating profit (EBITA) before central costs was £163.0m compared to £166.4m in the prior year. At constant currency, EBITA declined by only £2.4m or 1.4%. After central costs, reported EBITA was £147.4m, down from £151.1m.

One of the strongest achievements of the period was the continued improvement in our operations in North America. Our approach to artist development and organisational structure has been effective, with this region now delivering attractive operating margins. Industry conditions were also a contributing factor to the stronger performance. The North American market improved during the financial year with the first half declining by almost 7% while the second half experienced growth of over 4%. Our share of the North American industry increased to 10.5% for the full year, a gain of 0.5 percentage points.

Within our North American operations, Capitol Records posted a strong increase in sales with top-selling albums coming from artists such as Chingy, Coldplay, Westside Connection, Yellowcard and Lisa Marie Presley as well as from The Beatles and The Beach Boys. Virgin Records saw artist successes with releases from Janet Jackson, N*E*R*D, A Perfect Circle, and Stacie Orrico.

In addition to the spectacular launch of Norah Jones's second album, the Blue Note Records label contributed strong releases from Van Morrison, Al Green and Sarah Brightman. Also producing good sales for the year were Keith Urban, Dierks Bentley and Trace Adkins of Capitol Nashville as well as Joss Stone and Fountain of Wayne with the S-Curve Records label.

Coming off of a strong prior year, EMI's share in the UK and Ireland declined over the financial year. Nevertheless, the business continued to perform well in an industry that experienced growth of 1% for the period and continued to generate success from releases of established stars as well as newer artists. The *Live At Knebworth* CD and *What We Did Last Summer* DVD from Robbie Williams enabled him to build upon his impressive talent

as a live performer. The year also included major selling albums from Coldplay, Kylie Minogue, Blue, Atomic Kitten and Radiohead.

Newer artists including The Thrills, Athlete, Kelis and Jamelia delivered sales and chart success in the UK & Ireland. Duran Duran's *Greatest* offered a collection of the group's major hits as they began a world tour and received the "Outstanding Contribution to Music" award at The Brits. The Beatles album *Let it Be...Naked* provided consumers with Paul McCartney's original "back to basics" concept for this album and sold in excess of 3m units worldwide in the financial year.

In Continental Europe, our businesses gained share under difficult industry conditions. Overall, the regional market had worsening sales, down by over 13% for the financial year. The larger markets in Germany, France, Denmark, Sweden and Portugal were particularly challenging as they each registered declines in excess of the regional average.

The Italian artist Tiziano Ferro, the German artist Wir Sind Helden and the French act Air all had new releases that sold well in the financial year. Other regional successes of the year included Reamonn, IAM, Mina, Caparezza, Pur, Jane Birkin, Camela and Gyllene Tider. The albums from Norah Jones, Robbie Williams, Coldplay, Placebo, Blue, Joss Stone and Jamelia were all well received by consumers in Continental Europe.

As announced at the end of the financial year, we are undertaking a restructuring of some of our labels and artist rosters in Continental Europe. In a number of smaller countries, we are consolidating marketing through a single department in each country which will support the releases from both Capitol and Virgin. The roster within Europe is also being rebalanced to ensure the optimal focus on those artists with the greatest potential both locally and globally. The steps taken in Continental Europe are designed to maximise flexibility, efficiency and effectiveness in these changing markets.

Our Japanese business ended the year on a higher note, offsetting much of the disappointment of the first half. Industry conditions improved during the year. In the early part of the first half, there was an unprecedented level of returns for the industry as retailers undertook a major destocking, exacerbated by amended trading terms. As a result, we took a £16.7m exceptional charge. Returns have now declined back to their more normal levels. We have also taken a range of steps which we believe will ensure that similar events do not recur. The Japanese industry ended the financial year down by over 6%, a lower rate of decline than seen in the prior year.

A stronger slate of releases in the second half as well as good reception of DVD products enabled us to gain share in Japan for the full year. The *Single Collection* from Hikaru Utada sold in excess of 2.5m units in the financial year. Other successes came from 175R, Glay, Kishidan, Dreams Come True, Hitomi Yaida as well as the American artist Stacie Orrico, Janet Jackson, Norah Jones, Radiohead and Thalia. An album of Queen hits, *Queen Jewels*, was developed to co-ordinate with a popular local television series, generating sales of over 1.2m copies.

EMI continued to invest in its business in South East Asia and generated sales growth in the region despite challenging industry conditions. The overall market saw a decline of almost 9% in the financial year primarily driven by steep declines in India and South Korea. The Chinese industry saw growth of over 11% for the year and the markets in Malaysia, Indonesia and the Philippines also experienced growth during the year.

The Latin American recorded music industry continued to struggle throughout the year, with a decline of almost 17%. The markets of Mexico, Brazil and Colombia declined sharply while Argentina experienced growth from the prior year.

We continue to reposition our business to excel whatever the industry conditions. An important move to increase our flexibility is our recently announced decision to outsource the manufacture of our products in Europe and the United States. We have entered into long-term supply agreements with MediaMotion and Cinram International Inc. for the supply of CDs and DVDs. MediaMotion will manufacture product for those EMI entities currently serviced from our facility in Uden, The Netherlands, while a Cinram facility in the US will manufacture for those EMI companies that currently receive product from our Jacksonville, Illinois operations.

These two market-priced supply agreements have been structured to deliver the lowest possible unit cost to EMI over their full term. As a result of these transactions, our manufacturing costs will not only be reduced, but will also become fully variable, thus insulating the business from the effects of changing volumes.

We also continue to make progress in transforming the way we manage our business through an intensive investment in technology. This multi-year technology change programme will make us increasingly digital in the way that we operate both internally and externally and should yield significant financial benefits.

We have been extremely active in combating piracy in all its forms around the world and we have made good progress in containing the level of theft. Nevertheless, piracy – both physical and online – continues to be a major problem for the industry. A flood of cheap blank CD-Rs, mainly from Asia, has fuelled physical piracy in many parts of the world and has contributed to industry declines. In the online world, the recent series of lawsuits pursued by the industry in the United States appears to have increased awareness and lowered levels of illegal file-sharing but, while this programme has now been expanded to other parts of the world, the piracy problem remains substantial.

Our commitment to slowing the theft of our product is very strong and we have put in place a worldwide infrastructure to address these important issues. We will continue to invest in preventative technology measures, government lobbying and consumer education in the coming years.

Importantly, there are now more legitimate online services to meet consumers' digital demands. This year saw a dramatic increase in the digital products offered to which consumers responded very positively. In Asia and Europe, mobile music products such as ring tones met with great acceptance, while in North America, music downloads became popular as several compelling services were launched during the year. Online subscription services appealed to consumers in both the United States and Europe. We have been pursuing these new revenue streams aggressively and have been working to make hundreds of thousands of EMI tracks available to consumers. Sales from digital music have been growing impressively over the last 18 months, with revenues of £700k in the six months ended March 2003, together with £2.1m and £5.6m in the first and second halves, respectively, of the financial year just ended. We continue to organise our business to take the best advantage of these trends and drive the development of digital music.

Looking ahead to the current financial year, we expect our industry to continue undergoing substantial change globally. It is difficult at this stage to predict the overall performance of the industry and how the varied markets around the world will fare. Our piracy initiatives are having an impact. We are also encouraged that the development of digital music offerings has begun on a broader scale, although it is too early to forecast the rate and scope of consumer acceptance. Importantly, we feel that the company is on a good track creatively, with focused artist development together with effective marketing and promotion of their repertoire. With our continued emphasis on delivering high-quality music, we aim to make good progress in a more favourable environment.

EMI Music Publishing operating review

EMI Music Publishing has once again delivered strong results in a challenging environment, demonstrating the high quality of our song catalogue and our ability to identify and develop new uses for our songs. The business produced sales of £397.9m for the full year, down 0.8% from the prior year. The decline was entirely driven by exchange, particularly the weakening US Dollar, and exchange overall had a negative impact. Excluding currency effects, EMI Music Publishing generated sales growth of 1.1%.

Songs contributing to this year's success included those from songwriters such as Norah Jones, Alicia Keys, Pink, matchbox twenty, N*E*R*D, Sean Paul, Enrique Iglesias, Jay-Z, Cathy Dennis, Busted and Sting.

Operating profit (EBITA) before central costs was £105.5m compared to £107.1m in the prior year. As with sales, the decline was attributable to exchange. Operating margin at constant currency was 26.5% compared with 26.7% in the prior year as variations in mix offset the positive effects of tight cost control. After central costs, reported EBITA was £101.9m, down from £103.6m. Excluding the effects of currency movements, operating profit after central costs rose by 0.7%.

Growth in sales on a constant currency basis was achieved from developing revenue streams and by garnering additional uses of the songs in our publishing catalogue. Given the ongoing decline in the global recorded music industry, EMI continued to drive growth from performance and synchronisation income while also advancing the use of songs in digital applications such as ring tones.

EMI continued to reduce its reliance on mechanical revenues, which are primarily derived from the sales of recorded music. For the first time, mechanical revenues were less than 50% of total publishing revenues. Our mechanical royalties declined year-on-year by 4.4% at constant currency, less than the global recorded music industry decline of 5.6%. This continued outperformance of the industry demonstrates the successful creative focus of the business, resulting from our strategy of signing talented songwriters, singer/songwriters and producer/songwriters across genres and territories coupled with our ability to bring about re-recordings of songs from our existing catalogue.

Performance revenues, earned from commercial uses such as live concerts, radio, television, shops, pubs or sporting events, grew 3.5% at constant currency. This type of royalty income has achieved growth in each of the past six years and now represents almost 26% of worldwide revenues. This global growth is propelled by our strong share of

top-playing songs, an increase in media outlets and channels as well as improved efficiency in the collection of publishing revenues by the national societies.

Synchronisation revenues, which are generated from the use of songs in audiovisual works such as advertisements, television programmes, films, computer games and in mobile phones, grew strongly by over 19% at constant currency from the prior year. Synchronisation income contributed over 16% of worldwide music publishing revenues. EMI has been especially aggressive in driving synchronisation revenue by focusing resources on meeting the needs of the creators and music producers in developing their audiovisual works. We have been particularly successful at building this revenue stream in the United States and have begun expanding this approach to our operations in other parts of the world.

EMI's songs are also used in a range of other forms such as merchandise, print, karaoke and theatre productions. *We Will Rock You* and *Mamma Mia* continued to be successful shows in the US and UK, and opened recently in other countries such as Spain and Australia. Rod Stewart's *Tonight's The Night* opened in London during the year. Songs licensed by EMI feature in all of these productions.

We saw a strong increase in the use of our songs in digital applications during the financial year, with digital music contributing over £7m to our revenues, up more than 130% from the prior year. Most of this revenue was generated from mobile products such as ring tones, with the contribution from other new formats, such as downloads, so far remaining small. Revenues from digital music are classified amongst the various income types – mechanical, performance, synchronisation, and other – and the classification often varies amongst countries, depending on the varying roles of the collecting societies in these new uses.

Our North American business grew both sales and operating profit on a local currency basis. The three primary income categories – mechanical, performance and synchronisation – all achieved growth in this region for the full year. Synchronisation income grew particularly strongly as vehicles such as the Music Spa and the business-to-business Internet site enabled better marketing to creators of audiovisual works.

In the UK, early market share gains during the year were eroded in the fourth quarter limiting full year sales growth. In Continental Europe, our Italian business generated good growth in all income types. Germany and France performed well despite the significant declines in the recorded music industry in those countries.

Our Japanese business delivered growth in both performance and synchronisation revenues that more than offset a decline in mechanical income.

During the year, we undertook a reorganisation programme with the objectives of both increasing efficiency and lowering costs. Key components include headcount reduction and the decommissioning of systems. The cost in the year was £6.6m, £4.9m of which was taken in the first half. The cost has been reported as an operating exceptional item. This programme provided savings of £2.7m in the financial year just ended.

In the current financial year, we announced a new management structure for our operations in Continental Europe and a strengthening of the leadership team overseeing the region.

The acquisition of a further 30% stake in Jobete was completed in April 2003 and the final 20% stake was acquired in April 2004. EMI purchased the initial 50% stake in Jobete in 1997. We are delighted to now own 100% of this extraordinary catalogue which contains more than 15,000 classic Motown standards. The catalogue has some of the best-known songs of the 1960s and 1970s such as *I Heard it Through the Grapevine*, *My Girl*, *Stop! In the Name of Love*, *You are the Sunshine of My Life* and *I'll Be There*.

For the current financial year, we expect to see continuing pressure on mechanical royalties due to the anticipated declines or softness in certain regions of the global recorded music industry. Regardless, we continue to exploit aggressively our impressive catalogue of songs – whether they be current hits or the classics created years ago – in a range of commercial uses.

Financial review

The year ended 31 March 2004 was one of continued strengthening of the Group. Against a backdrop of its primary market falling for the fourth consecutive year, the Group is delivering a set of results that demonstrate outperformance in the year and investment for the future.

Group turnover fell by £54.7m, including a decrease of £23.9m from exchange on translation. At constant currency, turnover in EMI Music Publishing was up by 1.1% while that of EMI Music fell by 2.0%. By region, turnover increased in Asia Pacific in both absolute terms and at constant currency, largely reflecting the results of our new ventures in EMI Music in China, Hong Kong, Taiwan and Korea. Turnover in the largest region, North America, increased at constant currency, but with the weaker US Dollar, the reported turnover declined for the region. On the other hand, in Continental Europe, the stronger Euro partially masked a significant, but better than market, fall in turnover at constant currency.

Group operating profit (EBITA) fell by 2.1% from £254.7m (restated) to £249.3m. Before the impact of exchange movements the decline was £2.1m or 0.8%. EMI Music Publishing has again posted a record result, with EBITA growing by 0.7% at constant currency. The £2.4m adverse exchange movement on the divisional result is largely due to the movement in the US Dollar. In spite of market weaknesses, EMI Music's EBITA declined £2.8m or 1.9% down on prior year at constant currency. These global results were positively impacted by a substantial increase in profitability in the North American recorded music business.

Group EBITA margin increased from 11.7% to 11.8%, further evidence of the Group's determination not to chase unprofitable sales and its ability to control costs. Gross margins after distribution costs increased to 35.3% from 34.3% with EMI Music making further significant reductions in the marketing spend as a percent of sales.

Group turnover for the second half was down 4.4% from the same period last year, with lower sales in the UK and Europe. Excluding the effects of currency movements, the decline was only 2.2%.

Group EBITA for the second half was down 3.5% from the same period last year. However, this was largely driven by exchange, particularly the US Dollar. On a constant currency basis, second-half profits were down 1.7%.

Recurring Group finance charges rose by £9.8m to £85.9m, notwithstanding a fall in average net borrowings. The increase is partly the consequence of the refinancing programmes carried out in 2002 and 2003 which resulted in longer-term, better balanced, funding, albeit with higher interest rates, and partly the consequence of the downgrade in credit rating in March 2003.

Adjusted profit before tax fell from £178.8m to £163.3m, in large measure because of these increases in finance charges.

Other items affecting earnings
The Group tax rate, before amortisation and exceptional items, fell further, from 25% last year to 19.9%. The major contributors to this improvement are the increase in profitability of the Group's North American businesses, where there are brought-forward losses available for offset, and lower results in Japan and Continental Europe – our highest tax-paying territories.

Amortisation of copyrights and goodwill increased from £42.7m to £50.9m, reflecting the further investment in the Jobete music publishing catalogue and the investment in the new recorded music businesses in South East Asia.

The Group has taken a number of operating exceptional charges in the year. On 31 March 2004, the Group announced a major change programme for the recorded music division. One element of this was a repositioning project comprising a reduction in staff of approximately 600, mainly in Continental Europe, and the releasing of approximately 290 artists from the roster. The costs of this element of the change programme amount to £84.5m and are reported as an operating exceptional item in the year.

In addition, we have taken a non-cash charge of £22.6m as a result of impairment reviews on certain of our intangible assets. At the half-year we reported exceptional costs in respect of the product returns resulting from the retail destocking programme in Japan, consequent upon the sharp market deterioration, exacerbated by amended trading terms. These amount to £16.7m. Also at the half-year, we announced a business reorganisation programme in EMI Music Publishing, the full-year cost of which is £6.6m. Finally, we incurred costs of £7.9m in our proposed transaction with Warner Music in the Autumn of 2003. The above transactions aggregate to £138.3m and are reported as operational exceptional cost.

Three items are reported as non-operating exceptionals. The outsourcing of manufacture in the United States and in Europe consisted of two transactions, which were completed on 30 and 31 March 2004 and provide that, after a transition phase, EMI will source its physical product from third parties under market-priced supply arrangements. The principal benefits to the Group are the conversion of a largely fixed cost into an entirely variable one, lowering risk and generating a working capital benefit. The one-off cost of the outsourcing project is £45.5m and, as it is a fundamental restructuring, it is reported as a non-operating exceptional item in the year. Staffing levels will fall by approximately 900 as a result of the outsourcing project.

In addition, we have sold a number of properties around the world during the year as we continue to divest non-core assets. The gains on sale of these fixed assets amount to £24.0m and are reported as non-operating exceptional as required by FRS 3 – *Reporting the Financial Performance*. Finally under this heading, an overprovision of £5.0m in respect of the HMV sale in the prior year has been released.

Within finance charges, an amount of £10.2m has been reported as a finance exceptional charge relating to the refinancing programme completed in October 2003.

The minority interest cost has reversed from a cost of £6.4m last year to a credit of £0.9m this year. This is the consequence of the loss, after exceptional items, reported by the recorded music business in Japan, in which there is a 45% minority, and the purchase of the minority shareholding in Jobete.

The overall result was a loss of £71.6m against a profit last year of £234.2m. Last year the income from exceptional transactions, net of tax, was a £150.2m benefit, whereas this year the cost of similarly reported items is a £152.2m charge.

This year we have adopted UITF 38 – *Accounting for ESOP Trusts* and UITF 17 (Revised) – *Accounting for Share Schemes* which requires that the profit and loss account charge is based on the market value of the shares at the date of grant. The adoption of this new standard required that the overall result we declared last year was restated, resulting in an increase in reported net profit after tax and minority interests for the year ended March 2003 to £234.2m from £229.7m.

Adjusted earnings per share were 15.8p, compared with 15.6p. On a fully-diluted basis treating outstanding convertible debt and outstanding share options as equity, adjusted earnings per share were 15.5p. The Board is recommending a final dividend of 6.0p per share to give a total dividend of 8.0p per share, in line with last year.

Cash flow and net borrowings

The net cash inflow from operating activities was £309.4m, significantly up on the prior year total of £117.2m. We had cash outflows of £98.9m for finance charges, £30.6m for taxation, £62.7m of dividends and £66.3m of investment activity, giving an overall cash inflow before exchange differences of £50.9m. The weakening of the US Dollar, in which currency over half of our borrowings are denominated, against Sterling gave rise to an exchange benefit of £60.6m. Aggregating the two components results in a reduction in year-end net debt of £111.1m, down from £859.8m to £748.7m.

Pensions

EMI maintains a number of defined benefit plans around the world, the largest of which is in the UK. The triennial valuation of that plan as at 31 March 2003 was received during the year and revealed, on the prudent funding basis used by the Trustee, that the market value of the assets was sufficient to cover 91% of the benefits that have accrued. It became apparent during the year that 31 March 2003 was a date very close to the low point in valuation terms of the equity markets throughout the world. Taking this into account, the Group has decided to resume annual contributions of in respect of future service to the UK fund with effect from 1 April 2004.

Treasury matters

Funding
During the year the Group restructured its debt significantly. Five interconnected programme components were implemented. The Group issued both €425m 8.625% Senior Notes due 2013 and US$243.3m Guaranteed Convertible Bonds due 2010, unless previously redeemed, converted or purchased and cancelled. The Group cancelled its existing short-term revolving credit bank facilities due 2005 and entered into a new £250m revolving credit facility due 2007. The overall impact of these wide-reaching changes is to lengthen the average debt maturity to 7.1 years from 5.1 years and to balance the borrowing currency between the US Dollar, the Euro and the Pound Sterling more in line with the Group's business.

Policy and risk
Treasury activity is carried out under a framework of policies and guidelines approved by the Board. The Board reviewed the policy framework during the year and approved the few changes proposed. Control and authority is delegated to the Treasury Management Committee, chaired by the Group Chief Financial Officer.

Financial instruments held by the Group comprise derivatives, borrowings, cash and liquid resources and other financial assets and liabilities, whose purpose is to raise finance for the Group's operations. Treasury policies prohibit their use for speculative purposes.

The Group borrows in various currencies and uses swaps, caps and collars to manage interest rate exposure. The Group policy for the first part of the year was that a minimum of 25% and a maximum of 75% of the Group's net borrowings should be at fixed/capped rates. This policy was reviewed and amended by the Audit Committee in December 2003 to a minimum of 25% of the Group's term borrowings should be at fixed/capped rates.

The Group faces currency exposure from exchange rate fluctuation against Sterling. Balance sheet exposures are hedged to the extent that overseas liabilities, including borrowings, provide a natural hedge. Group policy is neither to undertake additional balance sheet hedging measures, nor to hedge profit and loss account translation exposure. Transaction exposures are hedged, where there are material items that have a high probability of occurring, with the use of forward exchange rate contracts.

Adoption of International Financial Reporting Standards (IFRS)
The Group expects to publish its first financial statements under IFRS for the six months to 30 September 2005 and for the year ending 31 March 2006. The Group is undertaking a detailed review of the impact of IFRS. This involves assessing the impact of IFRS on existing accounting policies, ensuring that the appropriate management and financial reporting systems are in place to meet with the requirements and communicating the impact of IFRS, both internally and externally.

At the date of this report, the Group has made significant progress on converting to IFRS. The conversion project is ongoing and further developments with IFRS will continue to be addressed as they arise. The Group will be fully prepared for the transition in 2005.

Note: Industry growth and share figures based on industry data from the IFPI and include audio and video music product unless otherwise noted.

ATTACHMENTS

EMI GROUP PLC FINANCIAL STATEMENTS 2003/04

(a)	Financial highlights for the year ended 31 March 2004.
(b)	Consolidated profit and loss account for the year ended 31 March 2004.
(d)	Consolidated balance sheet at 31 March 2004.
(e)	Statement of total recognised gains and losses for the year ended 31 March 2004.
(e)	Reconciliation of movements in shareholders' funds for the year ended 31 March 2004.
(f)	Consolidated cash flow statement for the year ended 31 March 2004.
(g), (h)	Notes to the consolidated cash flow statement for the year ended 31 March 2004.
(i)-(p)	Notes to the accounts for the year ended 31 March 2004.

Attachment (a)

FINANCIAL HIGHLIGHTS
for the year ended 31 March 2004

	2004 £m	2003 Restated £m
Group turnover	**2,120.7**	2,175.4
EBITDA (i)	**284.3**	297.7
Group operating profit (EBITA) (ii)	**249.3**	254.7
Adjusted PBT (iii)	**163.3**	178.8
(Loss)/Profit before taxation	**(52.8)**	323.8
Adjusted basic earnings per share (iv)	**15.8p**	15.6p
Basic earnings per share	**(9.1)p**	29.9p
Dividends per share	**8.0p**	8.0p
Return on sales (v)	**11.8%**	11.7%
Interest cover (vi)	**3.3x**	3.9x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.

(ii) Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights.

(iii) Adjusted PBT is before operating and non-operating exceptional items, amortisation of goodwill and music copyrights and HMV.

(iv) Adjusted diluted earnings per share is before operating and non-operating exceptional items, amortisation of goodwill and music copyrights.

(v) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of Group turnover.

(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges, excluding exceptional items.

Attachment (b)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2004

	2004			2003
	Total £m	EMI Group (excl.HMV Group) Before excep items & amortn £m	EMI Group (excl.HMV Group) Before excep items & amortn Restated £m	Total Restated £m
TURNOVER:				
Total including joint venture (HMV Group plc - discontinued)	2,120.7	2,120.7	2,175.4	2,240.9
Less:joint venture turnover	-	-	-	(65.5)
Group turnover (note 2)	2,120.7	2,120.7	2,175.4	2,175.4
Group operating profit before exceptional items and amortisation	249.3	249.3		
Operating exceptional items	(138.3)	-		
Group operating profit before amortisation	111.0	249.3		
Amortisation	(50.9)	-		
Group operating profit (note 2)	60.1	249.3	254.7	190.9
Share of operating profit in joint venture (HMV Group plc – discontinued)	-	-	-	0.4
Share of operating profits (losses) in associated undertakings	(0.3)	(0.1)	0.2	0.1
Total operating profit	59.8	249.2	254.9	191.4
Non-operating exceptional items	(16.5)	-	-	209.7
Profit before finance charges	43.3	249.2	254.9	401.1
Finance charges				
Group (including associated undertakings)	(96.1)	(85.9)	(76.1)	(76.1)
Joint venture (HMV Group plc - discontinued)	-	-	-	(1.2)
Total finance charges (note 4)	(96.1)	(85.9)	(76.1)	(77.3)
Loss (profit) on ordinary activities before taxation	(52.8)	163.3	178.8	323.8
Taxation on profit on ordinary activities (note 5)				
Group	(19.7)	(32.5)	(45.1)	(83.5)
Joint venture (HMV Group plc - discontinued)	-	-	-	0.3
Loss (profit) on ordinary activities after taxation	(72.5)	130.8	133.7	240.6
Minority interests (equity)	0.9	(6.5)	(10.3)	(6.4)
Loss (profit) attributable to members of the Holding Company	(71.6)	124.3	123.4	234.2
Dividends (equity) (note 6)	(62.5)			(62.8)
Transfer (from) to profit & loss reserve	(134.1)			171.4
Cost of sales	(1,404.7)	(1,286.0)	(1,331.2)	(1,376.7)
Distribution costs	(92.0)	(85.1)	(98.7)	(98.7)
Administration expenses	(583.5)	(530.7)	(528.2)	(544.0)
Other operating income, net	19.6	30.4	37.4	34.9

Earnings per share (EPS)

	2004	2003
Basic earnings per Ordinary Share (note 7)	(9.1)p	29.9p
Diluted earnings per Ordinary Share (note 7)	(9.1)p	29.9p
Adjusted basic earnings per Ordinary Share (note 7)	15.8p	15.6p
Adjusted diluted earnings per Ordinary Share (note 7)	15.5p	15.6p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Attachment (c)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2004

Average exchange rates for the year

	2004	2003
US$ to £1	**1.70**	1.55
Euro to £1	**1.45**	1.55
Yen to £1	**191.67**	187.89

The results for the year have been translated into Sterling at the appropriate average exchange rates.

Attachment (d)

CONSOLIDATED BALANCE SHEET
At 31 March 2004

	2004 £m	2003 Restated £m
Fixed assets		
Music copyrights	**448.7**	451.2
Goodwill	**31.8**	56.2
Tangible fixed assets	**202.7**	289.4
Investments	**19.3**	22.2
	702.5	819.0
Current assets		
Stocks	**28.1**	36.4
Debtors: amounts falling due within one year	**722.6**	831.3
Debtors: amounts falling due after more than one year	**88.3**	138.6
Investments: liquid funds (note 8)	**1.8**	0.5
Cash at bank & in hand and cash deposits (note 8)	**343.4**	100.2
	1,184.2	1,107.0
Creditors: amounts falling due within one year		
Borrowings (note 8)	**(35.8)**	(38.5)
Other creditors	**(1,353.5)**	(1,365.0)
	(1,389.3)	(1,403.5)
Net current liabilities	**(205.1)**	(296.5)
Total assets less current liabilities	**497.4**	522.5
Creditors: amounts falling due after more than one year		
Borrowings (including, in the Group in 2004, convertible debt of £126.0m) (note 8)	**(1,058.1)**	(922.0)
Other creditors	**(12.9)**	(58.1)
	(1,071.0)	(980.1)
Provisions for liabilities and charges (note 9)	**(142.8)**	(109.9)
	(716.4)	(567.5)
Capital and reserves		
Called-up share capital	**110.4**	110.4
Share premium account	**445.8**	445.8
Capital redemption reserve	**495.8**	495.8
Other reserves	**255.7**	235.7
Profit & loss reserve	**(2,091.7)**	(1,988.1)
Equity shareholders' funds	**(784.0)**	(700.4)
Minority interests (equity)	**67.6**	132.9
	(716.4)	(567.5)

Year-end exchange rates

	2004	2003
US$ to £1	**1.84**	1.58
Euro to £1	**1.50**	1.45
Yen to £1	**191.20**	187.50

The balance sheet has been translated into Sterling at the appropriate year-end exchange rates.

Attachment (e)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2004

		2004		2003 Restated
	£m	£m	£m	£m
(Loss) profit for the financial year				
Group		(71.3)		234.6
Joint venture (HMV Group plc – discontinued)		-		(0.5)
Associates		(0.3)		0.1
Loss (profit) for the financial year		(71.6)		234.2
Currency translation – Group*	**28.0**		(13.5)	
Revaluation of property and music copyright	**20.7**		-	
Other recognised gains (losses)		**48.7**		(13.5)
Total recognised gains and losses relating to the year		**(22.9)**		220.7
Prior year adjustment		**4.5**		
Total recognised gains and losses		**(18.4)**		

*Net currency losses of £4.5m (2003: gains of £7.6m) which relate to foreign currency borrowings to finance investment overseas and the related tax charge of £nil (2003: £nil), have been included within the Group currency translation movement on reserves.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the year ended 31 March 2004

		2004		2003
	£m	£m	£m	£m
Opening shareholders' funds –as reported		**(693.1)**		(1,030.2)
Prior year adjustment		**(7.3)**		(13.8)
Opening shareholders' funds – restated		**(700.4)**		(1,044.0)
Loss (profit) for the financial year	**(71.6)**		229.7	
Prior year adjustment	**-**		4.5	
Dividends (equity) (note 6)	**(62.5)**		(62.8)	
Other recognised gains (losses)	**48.7**		(13.5)	
Goodwill adjustments	**-**		183.7	
Employee Benefit Trust transactions	**1.8**		2.0	
Net (decrease) increase in shareholders' funds for the year		**(83.6)**		343.6
Closing shareholders' funds		**(784.0)**		(700.4)

Attachment (f)

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2004

	2004 £m	2003 £m
Net cash inflow from operating activities	**309.4**	117.2
Dividends received from associates	**-**	0.1
Returns on investments and servicing of finance		
Net interest paid	**(95.4)**	(4.6)
Dividends paid to minorities	**(3.5)**	(6.5)
Net cash outflow from returns on investments and servicing of finance	**(98.9)**	(11.1)
Tax paid	**(30.6)**	(38.7)
Capital expenditure and financial investment		
Purchase of music copyrights	**(5.1)**	(7.6)
Sale of music copyrights	**0.4**	1.2
Purchase of tangible fixed assets	**(51.3)**	(68.5)
Sale of tangible fixed assets	**78.0**	9.3
Purchase of investments: own shares	**(0.3)**	(0.8)
Purchase of fixed asset investments	**-**	(10.4)
Sale of fixed asset investments	**1.0**	35.6
Loans repaid by associated undertakings	**-**	0.7
Net cash inflow (outflow) from capital expenditure and financial investment	**22.7**	(40.5)
Acquisitions and disposals		
Purchase of businesses net of cash acquired	**(73.3)**	(22.4)
Disposal of joint venture (HMV Group plc - discontinued)	**-**	209.5
Deferred consideration paid	**(16.1)**	(1.0)
Disposal of subsidiary undertaking	**-**	(0.7)
Purchase of associated undertakings	**-**	(1.8)
Disposal of associated undertakings	**0.4**	2.2
Net cash (outflow) inflow from acquisitions and disposals	**(89.0)**	185.8
Equity dividends paid	**(62.7)**	(29.4)
Net cash inflow before management of liquid resources and financing	**50.9**	183.4
Management of liquid resources (note b)	**(1.7)**	1.1
Financing (note b)	**187.0**	(154.9)
Net cash inflow (outflow) from management of liquid resources and financing	**185.3**	(153.8)
Increase in cash (note b)	**236.2**	29.6

Reconciliation of net cash flow to movement in net debt

	2004 £m	2003 £m
Increase in cash	**236.2**	29.6
Cash outflow (inflow) from increase (decrease) in liquid resources	**1.7**	(1.1)
Cash (inflow) from increase in loans	**(398.5)**	(603.5)
Cash outflow from repayment of loans	**211.5**	758.4
Change in net debt resulting from cash flows	**50.9**	183.4
Loans acquired	**(0.4)**	(4.3)
Exchange differences	**60.6**	19.0
Movement in net debt	**111.1**	198.1
Net debt at beginning of year	**(859.8)**	(1,057.9)
Net debt at end of year	**(748.7)**	(859.8)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2004

a) Reconciliation of operating profit to net cash flow from operating activities:

	2004 £m	2003 Restated £m
Group operating profit	**60.1**	190.9
Depreciation charge	**35.0**	43.0
Amortisation charge:		
Music copyrights	**46.9**	39.0
Goodwill	**4.0**	3.7
Exceptional non cash write – down	**43.1**	-
Goodwill write-down – subsidiaries	**18.1**	12.1
Music copyrights write-down	**4.5**	6.5
Current asset investment write-down	**-**	2.5
Amounts provided	**73.4**	9.7
Provisions utilised:		
Disposals and fundamental reorganisations	**-**	(1.6)
Other	**(36.1)**	(83.7)
(Increase) decrease in working capital:		
Stock	**(8.0)**	2.4
Debtors	**59.8**	(94.8)
Creditors	**8.6**	(12.5)
Net cash inflow from operating activities	**309.4**	117.2

b) Analysis of movement in the Group's net borrowings

	At 31 March 2003 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	**At 31 March 2004 £m**
Cash at bank and in hand	99.9	245.4	0.4	(3.0)	**342.7**
Overdrafts	(25.0)	(9.6)	-	2.1	**(32.5)**
Cash	74.9	235.8	0.4	(0.9)	**310.2**
Debt due after more than one year	(920.5)	(198.9)	-	61.4	**(1,058.0)**
Debt due within one year	(12.8)	9.8	(0.4)	0.1	**(3.3)**
Finance leases	(2.2)	2.1	-	-	**(0.1)**
Financing	(935.5)	(187.0)	(0.4)	61.5	**(1,061.4)**
Investments: liquid funds	0.5	1.3	-	-	**1.8**
Cash deposits	0.3	0.4	-	-	**0.7**
Liquid resources	0.8	1.7	-	-	**2.5**
Total	(859.8)	50.5	-	60.6	**(748.7)**

Cash flow on financing of £(187.0)m is split between new loans of £(398.5)m, loans repaid of £209.4m and the capital element of finance leases repaid of £2.1m.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2004

	At 1 April 2002	Cash flow	Acquisitions/ disposals	Exchange movement	At 31 March 2003
	£m	£m	£m	£m	£m
Cash at bank and in hand	84.4	13.8	-	1.7	99.9
Overdrafts	(40.7)	15.8	-	(0.1)	(25.0)
Cash	43.7	29.6	-	1.6	74.9
Debt due after more than one year	(371.3)	(558.4)	-	9.2	(920.5)
Debt due within one year	(729.5)	712.4	(4.3)	8.6	(12.8)
Finance leases	(2.8)	0.9	-	(0.3)	(2.2)
Financing*	(1,103.6)	154.9	(4.3)	17.5	(935.5)
Investments: liquid funds	0.7	(0.2)	-	-	0.5
Cash deposits	1.3	(0.9)	-	(0.1)	0.3
Liquid resources	2.0	(1.1)	-	(0.1)	0.8
Total	(1,057.9)	183.4	(4.3)	19.0	(859.8)

*Cash flow on financing of £154.9m is split between new loans of £(603.5)m, loans repaid of £757.5m and the capital element of finance leases repaid of £0.9m.

The following definitions have been used:
Cash: Overdrafts, cash in hand and deposits repayable on demand if available within 24 hours without penalty.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
Financing: Borrowings, less overdrafts which have been treated as cash.

NOTES TO THE ACCOUNTS
for the year ended 31 March 2004

NOTE 1 - ACCOUNTING POLICIES - basis of preparation

The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The results for the years ended 31 March 2004 and 31 March 2003 represent continuing operations, except where expressly stated on the consolidated profit and loss account and in the notes to the accounts.

The financial statements have been prepared on the basis of the accounting policies set out in the Group's accounts for the year ended 31 March 2004.

This announcement does not constitute the Group's financial statements for the year ended 31 March 2004. The financial statements for the year ended 31 March 2004 have not yet been delivered to the Registrar. However the auditor has issued an unqualified audit report on the financial statements for this year.

NOTE 2 - SEGMENTAL ANALYSES

		2004		2003
	Turnover	**Operating Profit £m**	Turnover	Restated Operating Profit £m
By class of business:				
Recorded Music	**1,722.8**	**147.4**	1,774.2	151.1
Music Publishing	**397.9**	**101.9**	401.2	103.6
Group	**2,120.7**	**249.3**	2,175.4	254.7
Operating exceptional items and amortisation*		**(189.2)**		(63.8)
Group operating profit		**60.1**		190.9
By origin:				
United Kingdom	**308.6**	**53.6**	330.9	69.2
Rest of Europe	**651.1**	**62.0**	660.5	88.8
Latin America	**44.6**	**(1.8)**	51.0	(2.5)
North America	**671.9**	**99.2**	706.1	68.6
Asia Pacific	**423.6**	**32.5**	409.9	27.7
Other	**20.9**	**3.8**	17.0	2.9
Group	**2,120.7**	**249.3**	2,175.4	254.7
By destination				
United Kingdom	**304.4**		316.8	
Rest of Europe	**649.2**		675.3	
Latin America	**21.5**		46.3	
North America	**678.9**		707.4	
Asia Pacific	**422.1**		406.7	
Other	**44.6**		22.9	
Group	**2,120.7**		2,175.4	

*Comprises operating exceptional items of £(138.3)m (2003: £(21.1)m) and amortisation of goodwill and music copyrights of £(50.9)m (2003: £(42.7)m).
The split of operating exceptional items and amortisation of goodwill and music copyrights is as follows:
i) By class of business – Recorded Music £(132.7)m (2003: £(21.1)m), Music Publishing £(56.5)m (2003: £(42.7)m)
ii) By origin – United Kingdom £(38.9)m (2003: £(15.7)m); Rest of Europe £(58.0)m (2003: £(10.9)m); Latin America £(1.1)m (2003: £nil; North America £(62.3)m (2003: £(37.2)m); Asia Pacific £(25.1)m (2003: £0.3m) and other £(3.8)m (2003: £(0.3)m).

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2004

NOTE 2 - SEGMENTAL ANALYSES continued

	2004 Operating Assets/ (Liabilities)	2004 Average Employees	2003 Operating Assets	2003 Average Employees
		£m		£m
By class of business:				
Recorded Music	**(45.7)**	**7,373**	180.6	7,439
Music Publishing	**343.7**	**623**	401.9	649
Group	**298.0**	**7,996**	582.5	8,088
By origin:				
United Kingdom	**17.8**	**1,199**	79.0	1,162
Rest of Europe	**(52.3)**	**2,338**	2.8	2,510
Latin America	**(0.6)**	**324**	7.1	324
North America	**256.8**	**2,464**	374.0	2,573
Asia Pacific	**76.7**	**1,403**	113.7	1,382
Other	**(0.4)**	**268**	5.9	137
Group	**298.0**	**7,996**	582.5	8,088

Operating assets include deferred consideration of £70.0m (2003:£35.3m). This amount is not conditional upon the satisfaction of future performance criteria.

The reconciliation of operating assets to net liabilities is as follows:

	2004 £m	2003 £m
Operating assets	**298.0**	582.5
Tax, dividends and net interest payable	**(265.7)**	(290.2)
Capital employed	**32.3**	292.3
Net borrowings	**(748.7)**	(859.8)
Net liabilities	**(716.4)**	(567.5)

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2004

NOTE 3 - EXCEPTIONAL ITEMS

(i) Operating exceptional items

	2004 £m	2003 Restated £m
Impact of retail destocking in Japan, including amended returns terms	**(16.7)**	-
Restructuring and reorganisation costs		
Music Publishing : headcount reduction and system write-offs	**(6.6)**	-
Recorded Music : headcount and roster reduction and other *	**(84.5)**	(6.0)
Asset impairment and other **	**(22.6)**	(21.1)
Release of overprovision for reorganisation costs charged in prior year	-	6.0
Proposed acquisition of Warner Music - deal costs	**(7.9)**	-
Total	**(138.3)**	(21.1)

*Including costs of headcount reduction (£51.7m), roster reduction (£20.6m), vacant property provisions and asset write-downs (£3.5m), distribution changes and integration (£4.6m) and other (£4.1m).
** Including write-downs of music copyrights (£4.5m) and goodwill (£18.1m) (2003: music copyrights (£6.5m), goodwill (£12.1m) and current asset investments (£2.5m))

The attributable taxation credit relating to operating exceptional items is £14.4m (2003: £nil).
Assets have been written down to their net realisable value or to a discounted cash flow projection. Discount rates of 6% to 14% have been applied in the impairment reviews completed during the year. The discount rates are appropriate to the divisions and the assets being valued.

The share of the operating exceptional items attributable to minority interests is £7.2m (2003: £0.8m).

(ii) Non-operating exceptional items

	2004 £m	2003 £m
Losses on the sale and closure of manufacturing business *	**(45.5)**	-
Net gain on sale of fixed assets and investments **	**24.0**	19.7
Profit on sale of HMV Group plc, including goodwill of £262.5m ***	**5.0**	215.2
Loss on sale of subsidiary undertaking, including goodwill of £8.4m	-	(25.2)
Total	**(16.5)**	209.7

* Including costs of redundancies (£11.8m), losses on sale or decommissioning of fixed assets (£12.1m), losses on sales of stocks (£12.0m) and integration costs (£9.6m).
** Comprises gains / (losses) of sale of properties (2003 - including a provision for loss on disposal of £(1.8)m and a gain on sale of Viva Media of £28.0m).
*** In 2004 comprises the release of a provision to cover our pension liability no longer required.

The attributable taxation charge relating to non-operating exceptional items is £1.6m (2003: £38.4m).

(iii) Finance exceptional charge

	2004 £m	2003 £m
Costs incurred as part of the Group's refinancing programme (Note 4)	**(10.2)**	-
Total	**(10.2)**	-

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2004

NOTE 4 – FINANCE CHARGES

	2004 £m	2004 £m	2003 £m	2003 £m
Interest payable on:				
Bank overdrafts and loans	**72.3**		61.8	
Other	**17.3**		18.6	
		89.6		80.4
Interest receivable on:				
Bank balances	**(2.0)**		(2.3)	
Other	**(1.7)**		(2.0)	
		(3.7)		(4.3)
Group finance charges (including associates)		**85.9**		76.1
Joint venture finance charges (HMV Group plc – discontinued)		**-**		1.2
Exceptional finance costs		**10.2**		-
Total		**96.1**		77.3

Finance charges for associates are £nil (2003: £nil).

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2004

NOTE 5 – TAXATION

	2004 £m	2003 £m
Current tax:		
UK corporation tax	**5.3**	37.7
Double taxation relief	**(5.3)**	(4.9)
	-	32.8
Withholding tax	**9.5**	8.5
Other foreign tax	**17.4**	49.4
Adjustment in respect of prior periods	**(2.8)**	(11.5)
Joint venture	**-**	(0.3)
Total current tax	**24.1**	78.9
Deferred tax:		
Origination and reversal of timing differences	**(4.5)**	4.2
Others:		
Associated undertakings	**0.1**	0.1
Tax on profit on ordinary activities	**19.7**	83.2

There is a tax credit on exceptional items of £(12.8)m (2003: charge of £38.4m)

NOTE 6 – DIVIDENDS (equity)

	2004 Per share	2003 Per share	2004 £m	2003 £m
Ordinary dividends (net)				
Interim	2.00p	2.00p	15.8	15.8
Adjustment to 2004 and 2003 interim	-	-	(0.1)	-
Proposed final	6.00p	6.00p	47.1	47.2
Adjustment to 2003 and 2002 final	-	-	(0.3)	(0.2)
	8.00p	**8.00p**	62.5	62.8

Subject to the approval of shareholders, the final dividend of 6.00p per share will be paid on 1 October 2004 to shareholders on the register at the close of business on 3 September 2004.

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2004

NOTE 7 – EARNINGS PER ORDINARY SHARE

	2004 £m	2003 £m
Earnings per Ordinary Share is calculated as follows:		
Earnings	**(71.6)**	234.2
Adjusted earnings	**124.3**	122.7
Basic		
Weighted average number of Ordinary Shares in issue	**784.4m**	784.0m
Diluted		
Adjusted weighted average number of Ordinary Shares	**826.5m**	784.4m

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 826.5m (2003: 784.4m), is the weighted average number of Ordinary Shares in issue, 784.4m (2003: 784.0m), plus adjustments for dilutive share options, 2.9m (2003: 0.4m) plus adjustments for convertible bond options, 39.2m (2003: nil)

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

RECONCILIATION OF ADJUSTED EARNINGS

	2004 £m	2004 Per Share	2003 £m	2003 Per Share
Earnings/basic EPS	**(71.6)**	**(9.1)p**	234.2	29.9p
Adjustments:				
Exceptional items and attributable taxation	**152.2**	**19.3p**	(150.4)	(19.3)p
Amortisation of goodwill and music copyrights	**51.1**	**6.5p**	42.8	5.5p
Minority interest (re music copyright amortisation)	**(0.4)**	**0.0p**	(3.9)	(0.5)p
Minority interest (re operating exceptional items)	**(7.0)**	**(0.9)p**	-	-
Adjusted earnings/adjusted EPS	**124.3**	**15.8p**	122.7	15.6p
Convertible bond attributable interest cost and dilution	**3.7**	**(0.3)p**	n/a	n/a
Adjusted earnings/adjusted diluted EPS	**128.0**	**15.5p**	122.7	15.6p

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2004

NOTE 8 - BORROWINGS

	2004 £m	2003 £m
LONG-TERM BORROWINGS		
Bank loans and debt finance	1059.1	922.4
Finance leases	0.1	1.5
Less: repayable within one year	(1.1)	(1.9)
Total long-term borrowings	1,058.1	922.0
SHORT-TERM BORROWINGS		
Loans and overdrafts	34.7	35.9
Finance leases	-	0.7
Short-term element of long-term loans	1.1	1.9
Total short-term borrowings	35.8	38.5
Total borrowings	1,093.9	960.5
Liquid funds:		
Investments: liquid funds	(1.8)	(0.5)
Cash at bank and in hand and cash deposits	(343.4)	(100.2)
Net borrowings	748.7	859.8

On 2 and 3 October 2003 the Group completed a major restructuring of its borrowings. Five separate but related transactions were completed: (a) the issue of €425m 8.625% Senior Notes due 2013; (b) the issue of US$243.3m Guaranteed Convertible Bonds due 2010; (c) the cancellation of the existing revolving credit bank facilities due 2005; (d) the finalisation of a new £250m revolving credit bank facility due 2007; and (e) prepayment of US$25m Senior Notes due 2012 and US$31.25m Senior Notes due 2009.

Long-term borrowings include £nil (2003: £166.8m) of borrowings repayable within one year, which are drawings under long-term committed facilities and, therefore, have been classified as such. Long-term borrowings are stated after deduction of issue costs which are capitalised and amortised over the term of the borrowing. Issue costs are defined as incremental costs that are incurred directly in connection with the issue of a capital instrument and include arrangements and underwriting fees.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offsets are reflected in the Group balance sheet as appropriate.

The Group has cash balances of £210.0m held with banks within the UK and £135.2m held with banks outside, but freely transferable to, the UK.

Maturity analysis of long-term borrowings:

	2004 £m	2003 £m
Amounts falling due after more than one year are repayable as follows:		
Between one and two years	2.0	169.1
Between two and five years	385.7	59.6
After five years:		
By instalments	-	39.3
Other	670.4	654.0
	1,058.1	922.0

The amount of debt, any of which falls due for payment after more than five years, is £670.4m (2003: £693.3m).

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2004

NOTE 9 – OTHER PROVISIONS FOR LIABILITIES AND CHARGES

	Trading £m	Pensions £m	Disposal & fundamental reorg'n £m	Acquisition and integration £m	Total £m
At 31 March 2003	50.5	33.4	7.4	13.1	104.4
Currency retranslation	(4.1)	(1.3)	(1.4)	(0.5)	(7.3)
Provisions utilised	(29.6)	(6.5)	-	(9.3)	(45.4)
Charged against:					
Operating profit	67.7	5.7	-	-	73.4
Non-operating exceptional items	-	-	21.7	-	21.7
Non-operating exceptional HMV	-	-	(5.0)	-	(5.0)
Reclassification	(2.3)	-	(2.4)	-	(4.7)
At 31 March 2004	**82.2**	**31.3**	**20.3**	**3.3**	**137.1**

Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items, it also includes restructuring and reorganisation provisions charged through operating exceptional items. £63.5m of the £82.2m are restructuring and reorganisation provisions which will be utilised in the short term (2003: £19.5m of £50.5m).

The majority of the disposal and fundamental reorganisation provision will be utilised in the short term.

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.

NOTE 10 – INVESTMENTS

The Group is considered to have acquired the 50% of Jobete Music Co., Inc. which it did not previously own on 10 April 2003. The consideration was payable in two tranches, US$ 109.3m on 10 April 2003 and US$78.3m on 1 April 2004 . It had acquired an initial 50% of Jobete Music Co., Inc. in 1997. Jobete Music Co., Inc. owns the Jobete song catalogue, one of the world's premier music publishing catalogues containing the classic standards of the Motown era.